                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1)*

                        ALL AMERICAN SEMICONDUCTOR, INC
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0165571407
------------------------------------------------------------------------------
                                (CUSIP Number)

                                    EXX INC
                             Attn: David A. Segal
                      1350 East Flamingo Road, Suite 689
                              Las Vegas, NV 89119
                                (702) 598-3223

------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                March 30, 2006
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are being sent.

                        (Continued on following pages)
                             (Page 1 of 12 Pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 0165571407                 13D                     Page 2 of 8 Pages

==============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXX INC
==============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
2                                                                      (b) / /

==============================================================================
         SEC USE ONLY
3

==============================================================================
         SOURCE OF FUNDS (See Instructions)
4
         WC
==============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5        TO ITEMS 2(d) or 2(e)                                             / /

==============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Nevada

==============================================================================
                           SOLE VOTING POWER
                     7     100

      NUMBER OF      =========================================================
       SHARES              SHARED VOTING POWER
    BENEFICIALLY     8     0
      OWNED BY
        EACH         =========================================================
      REPORTING            SOLE DISPOSITIVE POWER
       PERSON        9     100
        WITH
                     =========================================================
                           SHARED DISPOSITIVE POWER
                     10    0

==============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       100

==============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                            / /

==============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       Less than 1%

==============================================================================
         TYPE OF REPORTING PERSON
14       CO

==============================================================================

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CUSIP No. 0165571407                 13D                     Page 3 of 8 Pages

==============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Segal
==============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
2                                                                      (b) / /

==============================================================================
         SEC USE ONLY
3

==============================================================================
         SOURCE OF FUNDS (See Instructions)
4
         Not applicable (See Item 3)
==============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5        TO ITEMS 2(d) or 2(e)                                             / /

==============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        USA

==============================================================================
                           SOLE VOTING POWER
                     7     100

      NUMBER OF      =========================================================
       SHARES              SHARED VOTING POWER
    BENEFICIALLY     8     0
      OWNED BY
        EACH         =========================================================
      REPORTING            SOLE DISPOSITIVE POWER
       PERSON        9     100
        WITH
                     =========================================================
                           SHARED DISPOSITIVE POWER
                     10    0

==============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       100

==============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                            / /

==============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       Less than 1%

==============================================================================
         TYPE OF REPORTING PERSON
14       IN

==============================================================================
---------------------------------


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CUSIP No. 0165571407                 13D                     Page 4 of 8 Pages

The Schedule 13D filed on November 24, 2006 by EXX Inc., a Nevada corporation ("EXX") and David A. Segal (together, the "Reporting Persons"), relating to the shares of common stock, par value $0.01 per share ("Shares"), of All American Semiconductor, Inc. (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         Item 5 is hereby amended and restated as follows.

         (a) As of the close of business on April 3, 2007, 2006, EXX beneficially owned 100 shares of the Issuer's common stock, constituting less than one percent of the common shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, as filed with the Securities and Exchange Commission on November 14, 2006. As the controlling shareholder, Chairman, Chief Executive Officer, Chief Financial Officer and director of EXX, Mr. Segal may be deemed to beneficially own the 100 Shares owned directly by EXX, constituting less than one percent of the common shares outstanding. None of Jerry Fishman, Norman H. Perlmutter or Frederic Remington beneficially own any shares of the Issuer.

         (b) By virtue of his holdings and positions with EXX, Mr. Segal has the indirect sole power to vote and dispose of the Shares reported in this
Schedule 13D as being owned directly by EXX.

         (c) Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by EXX. All of such transactions were effected in the open market.

         (d) Not applicable.

         (e) March 30, 2007.


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CUSIP No. 0165571407                 13D                     Page 5 of 8 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 3, 2006

                                  EXX INC.

                                  By: /s/ David A. Segal
                                      ----------------------------------------
                                  Name: David A. Segal
                                  Title: Chairman, Chief Executive Officer and
                                  Chief Financial Officer


                                  /s/ David A. Segal
                                  --------------------------------------------
                                      David A. Segal


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CUSIP No. 0165571407                 13D                     Page 6 of 8 Pages

                                  SCHEDULE A

             Transactions in the Shares in the past 60 days by EXX

        DATE OF SALE      NUMBER OF SHARES SOLD        PRICE PER SHARE
        ------------      ---------------------        ---------------

           3/30/07                   157                     1.45
           3/30/07                 1,000                     1.44
           3/30/07                 1,000                     1.41
           3/30/07                14,434                     1.40
           3/30/07                   400                     1.37
           3/30/07                 3,235                     1.36
           3/30/07                 3,368                     1.35
           3/30/07                 4,000                     1.34
           3/30/07                   900                     1.33
           3/30/07                 5,200                     1.32
           3/30/07                 7,600                     1.31
           3/30/07                 6,200                     1.30
           3/30/07                22,250                     1.28
           3/30/07                 6,050                     1.27
           3/30/07                15,775                     1.26
           3/30/07                66,546                     1.25
           3/30/07                 8,400                     1.24
            4/2/07                15,800                     1.25
            4/2/07                 2,600                     1.22
            4/2/07                11,081                     1.20
            4/2/07                35,541                     1.18
            4/2/07                 5,100                     1.17
            4/2/07                   500                     1.15
            4/2/07                 1,900                     1.14
            4/2/07                 5,066                     1.12
            4/2/07                 5,000                     1.09
            4/2/07                14,100                     1.08
            4/2/07                18,300                     1.07
            4/2/07                 8,000                     1.06
            4/2/07                 5,720                     1.05
            4/2/07                 9,980                     1.04
            4/2/07                18,220                     1.03
            4/2/07                 3,450                     1.02
            4/2/07                33,750                     1.01
            4/3/07                   300                     1.01



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CUSIP No. 0165571407                 13D                     Page 7 of 8 Pages

                             SCHEDULE A CONTINUED


                                  David Segal
                                     None

                                 Jerry Fishman
                                     None

                             Norman H. Perlmutter
                                     None

                              Frederic Remington
                                     None



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CUSIP No. 0165571407                 13D                     Page 8 of 8 Pages

                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE
-------                                                                   ----

Joint Filing Agreement by and among EXX INC and David A. Segal, dated November 24, 2006.*

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*Previously filed November 24, 2006